Direct Dial:  (214) 999-4645

Direct Fax:  (214) 999-3645

Email:  dearhart@gardere.com

November 20, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:                            Cubic Energy, Inc. (the “Company”)

Form 10-K

Filed September 29, 2008

File No. 1-34144

Ladies and Gentlemen:

In response to the Staff’s comment letter dated November 13, 2008, we are filing contemporaneously herewith, an amendment to the Company’s annual report on Form 10-K/A (Amendment No. 1), which includes the required certifications mentioned in Comment No. 1 contained in the Staff’s letter.

On behalf of the Company, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 999-4645.

Very truly yours,

/s/ David R. Earhart
David R. Earhart